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United States
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20219

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13578

Downey Financial Corp.

(Exact name of registrant as specified in its charter)

3501 Jamboree Road, Newport Beach, CA 92660 (949) 854-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10% Capital Securities of Downey Financial Capital Trust I & Guarantee of Downey Financial Corp. with respect to the 10%
Capital Securities of Downey Financial Capital Trust I

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Downey Savings and Loan Association, F.A., Employees’ Retirement and Savings Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 17, 2004	By:	/s/ Gary F. Torrell

Gary F. Torrell, Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.